EX-99.B-77G

                 WADDELL & REED ADVISORS FUNDS, INC. BOND FUND

SUB-ITEM 77G(a):  Defaults on senior securities

Reliance Group Holdings

$150,000  9.00%  Senior Notes due 11/15/00
CUSIP 759464AG5
This is a monetary default of interest as well as maturity
Default date is December 14, 2000
Amount of default per $1,000 face amount is $1,045
Total amount of default is $156,750